CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

I, Mani M. Verma, P. Eng., consent to the public filing by Timmins Gold Corp. of the technical report titled "*NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico*" and dated February 29, 2016 with an effective date of December 31, 2015 (the "**Technical Report**").

I also consent to any extracts from, or a summary of, the Technical Report in the March 30, 2016 news release of Timmins Gold Corp. (the "**News Release**").

I certify that I have read the News Release filed by Timmins Gold Corp. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 30th day of March, 2016

"Mani M. Verma, P. Eng."

Associate Senior Mining Engineer,
Micon International Limited